Exhibit 4(b)(vi)

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Dated 28th April 2003

National Grid Transco plc

National Grid Company plc

And

Nicholas Winser

Service Agreement

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Index

Index	1

1	Interpretation	2

2	Commencement of Employment	2

3	Appointment and Duties of the Executive	2

4	Hours	3

5	Interests of the Executive and Code	4

6	Location	4

7	Salary and Benefits	4

8	Expenses	6

9	Confidentiality	6

10	Intellectual Property Rights	7

11	Termination and Suspension	8

12	Garden Leave	10

13	Protection of Interests of the Company and the Group	11

14	Offers on Liquidation	13

15	Return of Company Property	13

16	Directorships	13

17	Notices	14

18	Statutory Particulars	14

19	Data Protection Act 1998	14

20	Contracts (Rights of Third Parties) Act 1999	15

21	Miscellaneous	15

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This Agreement is made on 28th April 2003 between

(1)	NATIONAL GRID TRANSCO PLC whose registered office is at 1-3 Strand, London, WC2N 3EH (the “Company”); National Grid Company PLC and

(2)	Nicholas Winser of 19 Pegan Lane, South Natick, Massachusetts, MA 01760, U.S.A (the “Executive”).

This agreement records the terms on which the Executive will serve the Company.

1	Interpretation

In this agreement (and any schedules to it):

1.1	Definitions

“Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

“Employment” means the employment governed by this agreement;

“Group” means the Company and the Company’s associates (as defined in section 435 of the Insolvency Act 1986) from time to time;

“Group Company” means a member of the Group and “Group Companies” will be interpreted accordingly;

“Holiday Year” means each 12-month period commencing on 1 April and ending on 31 March;

“Listing Rules” means the Listing Rules made by the UK Listing Authority under section 142 of the Financial Services Act 1986 ;“Termination Date” means the date on which the Employment terminates; and

“UK Listing Authority” means the Financial Services Authority in its capacity as competent authority under the Financial Services Act 1986.

2	Commencement of Employment

2.1	The Employment will start on 28 April 2003 (the “Commencement Date”). The Employment will continue until termination in accordance with the provisions of this agreement.

2.2	In accordance with the Company’s Articles of Association, the Executive’s appointment is subject to ratification by shareholders in General Meeting.

3	Appointment and Duties of the Executive

3.1	The Executive will serve as Group Director, Transmission and Chief Executive, National Grid Company plc, or in any other executive capacity as the Company reasonably may decide from time to time.

3.2	The Executive will:

3.2.1	(unless prevented from doing so by sickness or injury) devote the whole of his working time, attention and skill to the Employment;

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3.2.2	properly perform his duties and exercise his powers;

3.2.3	accept any offices or directorships as reasonably required by the Board;

3.2.4	comply with all rules and regulations issued by the Company;

3.2.5	obey the reasonable directions of the Board;

3.2.6	act in accordance with the Memorandum and Articles of Association of the Company and any relevant Group Company; and

3.2.7	use his best endeavours to promote the interests and reputation of every Group Company.

3.3	The Executive accepts that:

3.3.1
the Company may require him to perform duties for any other Group Company whether for the whole or part of his working time. In performing those duties clause 3.2.4 will apply as if references to the Company are to the appropriate Group Company. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement; and

3.3.2	the Company may appoint any other person to act jointly with him; and

3.3.3	the Company may transfer the Employment to any other Group Company.

3.4
The Executive will keep the Board (and, where appropriate the board of directors of any other Group Company) fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.5
The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

3.6
At any time during the Employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. Subject to prior disclosure and consultation with the Executive, the Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which are relevant to the Employment or which might prevent the Executive properly performing the duties of the Employment.

4	Hours

4.1
The Executive will comply with the Company’s normal hours of work and will also work any additional hours which may be reasonably necessary to perform his duties to the satisfaction of the Board. He will not receive any further remuneration for any hours worked in addition to the normal working hours.

4.2
The Executive and the Company agree that the Executive is a managing executive for the purposes of the Working Time Regulations 1998 (the “Regulations”) and is able to determine the duration of his working time himself. As such, the exemptions in Regulation 20 of the Regulations will apply to the Employment.

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5	Interests of the Executive and Code

5.1
The Executive will disclose promptly in writing to the Board all his interests and those of his spouse and dependent children (for example, shareholdings or directorships) (whether or not of a commercial or business nature) except his interests in any Group Company.

5.2
Subject to clause 5.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any business activity (except as a representative of the Company or with the written consent of the Board).

5.3
The Executive may not hold or be interested in investments which amount to more than three per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised stock exchange.

5.4
The Executive will (and will procure that his spouse and dependent children) comply with all rules of law, including Part V of the Criminal Justice Act 1993, the Model Code as set out in the appendix to Chapter 16 of the Listing Rules as amended from time to time and rules or policies applicable to the Company from time to time in relation to the holding or trading of securities including compliance with the spent as well as the letter of those rules. In relation to overseas dealings, he will also comply with all laws of the state and all regulations of the stock exchange, market on dealing system in which such dealings take place.

5.5
The Company’s Code of Corporate Governance provides that the Executive, in furtherance of his duties as a director of the Company, may take independent professional advice, if necessary, at the Company’s expense. This step should only be taken if it is in the best interests of the Company to do so and, in any event, the Chairman or Group Company Secretary should be notified.

5.6
As a director, the Executive is bound by the provisions of company law and to the Stock Exchange Listing requirements, details of which are available from the Group General Counsel and Group Company Secretary. The Executive should seek the advice of the Chairman on the interpretation of these provisions in the event of any uncertainty.

6	Location

6.1
The executive will initially be based at the offices of National Grid USA, 25 Research Drive, Westborough, Massachusetts, MA 01582, USA until he can complete his relocation to the United Kingdom. The Executive will then work at National Grid UK’s offices in Coventry (with a move to Warwick due prior to the end of 2003) or anywhere else within the United Kingdom required by the Board. He may be required to travel and work outside the United Kingdom from time to time but may not be required to relocate his residence outside of the United Kingdom (or for three years from the date hereof from any permanent residence in the U.K. occupied by him).

7	Salary and Benefits

7.1
The Company will pay the Executive a salary of £300,000 per annum. Salary will be paid monthly in arrears by bank credit transfer and will accrue from day to day. Salary will be reviewed annually commencing in 2004. The review will usually take place in April of each year.

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7.2
The salary referred to in clause 7.1 includes director’s fees from the Group Companies and any other companies in which the Executive is required to accept a directorship under the terms of this Employment. To achieve this:

7.2.1	the Executive will repay any fees he receives to the Company; or

7.2.2	his salary will be reduced by the amount of those fees; or

7.2.3	a combination of the methods set out in clauses 7.2.1 and 7.2.2 will be applied.

7.3
The Executive’s current terms of membership of the Electricity Supply Pension Scheme will remain unchanged as at the commencement date. However, pension benefits for Directors are under review and these terms, including the age for normal retirement may subsequently be changed.

7.4
The Company will provide a death in service lump sum of 4 x the Executive’s basic pay to be paid if he dies in service. The Company may insure that benefit and/or set up a trust to provide that benefit if it thinks fit.

7.5
Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 11, if the Executive complies with any eligibility or other conditions set by the Company and any insurer appointed by the Company from time to time (the “Insurer”), the Executive will be provided with permanent health insurance. The terms upon which this insurance is provided and the level of cover will be in accordance with Company policy from time to time. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company, the Executive will have no right of action against the Company in respect of such failure or refusal.

If the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company, the Executive and his spouse and children under 18 years of age may participate in the Company’s private health insurance arrangements at the Company’s expense and subject to the terms of those arrangements from time to time. The Company reserves the right at any time to withdraw this benefit or to amend the terms upon which it is provided.

7.6
The Executive, will, during the Employment, be provided with personal accident insurance cover subject to in accordance with the rules of the relevant scheme from time to time in force. Details of these arrangements are available from Group Human Resources.

7.7	The Company will reimburse the Executive in full for subscriptions for any professional memberships which, in the opinion of the Company, are relevant to the Executive’s employment.

7.8
The Executive is entitled to 31 days’ paid holiday each Holiday Year (in addition to English Bank and other public holidays) to be taken at times approved in advance by the Board. Holidays may not be carried forward from one Holiday Year to the next. The Executive agrees that the provisions of Regulations 15(1)-(4) inclusive of the Regulations (dates on which leave is taken) do not apply to the Employment.

Holiday entitlement will accrue from day to day. For part years, the Executive’s holiday entitlement for the year will be pro-rated to the length of his service in that year. The Executive will be paid for any accrued holiday not taken at the Termination Date. The Company may require the Executive to take any accrued holiday during any notice period. If on the Termination Date the Executive has exceeded his accrued holiday entitlement, the

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excess may be deducted from any sums due to him. The formula for calculating the amount of holiday due to the Executive and any payments or repayments to be made is 1/260 of the Executive’s annual basic salary.

7.9	Without prejudice to the Company’s right to terminate the Employment at any time in accordance with clause 11:

7.9.1
salary payable and benefits provided to the Executive under this agreement will cease after 180 consecutive days of absence or an aggregate of 130 working days in any period of 365 days from work due to illness or injury; and

7.9.2
the amount of any benefit which the Executive is entitled to claim during that period of absence under any Social Security or National Insurance Scheme and/or any scheme of which the Executive is a non-contributory member by virtue of the Employment will be deducted from any salary paid to him. The Company will pay the Executive statutory sick pay under the Social Security Contributions and Benefits Act 1992 (as amended) and any salary paid to him will be deemed to include statutory sick pay. The Company reserves the right to offset the amount of these benefits against salary paid to the Executive even if the Executive has not recovered them.

7.10
If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence.

7.11	If the Executive is absent from work as a result of sickness or injury, he will:

(i)	notify the Company by telephone on the first day of his absence, or in the event of being unable to do so, as soon as practicable thereafter;

(ii)	if the period of absence is less than 8 consecutive calendar days, provide to the Company, on his return, a self-completed certificate of sickness;

(iii)
if absent for 8 consecutive calendar days or more, provide to the Company, without delay, a medical certificate signed by a practising medical practitioner in respect of each week of absence after the first.

8	Expenses

8.1
The Company will refund to the Executive all reasonable expenses properly incurred by him in performing his duties under this agreement, provided that these are incurred in accordance with Company policy from time to time. The Company will require the Executive to produce receipts or other documents as proof that he has incurred any expenses he claims.

9	Confidentiality

9.1
Without prejudice to the common law duties which he owes to the Company the Executive agrees that he will not, except in the proper performance of his duties, copy, use or disclose to any person any of the Company’s trade secrets or confidential information. This restriction will continue to apply after the termination of the Employment without limit in time but will not apply to trade secrets or confidential information which become public

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other than through unauthorised disclosure by the Executive. The Executive will use his best endeavours to prevent the unauthorised copying use or disclosure of such information.

For the purposes of this agreement trade secrets and confidential information include but will not be limited to business plans, Company and Group Company forecasts, details of trading levels, customer and other third party contracts, pricing structures and arrangements, and any other information in whatever form (written, oral, visual and electronic) concerning the confidential affairs of the Company.

9.2
In the course of the Employment the Executive is likely to obtain trade secrets and confidential information belonging or relating to other Group Companies and other persons. He will treat such information as if it falls within the terms of clause 9.1 and clause 9.1 will apply with any necessary amendments to such information. If requested to do so by the Company the Executive will enter into an agreement with other Group Companies and any other persons in the same terms as clause 9.1 with any amendments necessary to give effect to this provision.

9.3	Nothing in this agreement will prevent the Executive from making a “protected disclosure” in accordance with the provisions of the Employment Rights Act 1996.

10	Intellectual Property Rights

10.1
The Executive will promptly inform the Company if he makes or is involved in making an Invention during the Employment and will give the Company sufficient details of it to allow the Company to assess the Invention and to decide whether the Invention belongs to the Company. The Company will treat any Invention which does not belong to it as confidential.

“Invention” means any invention (whether patentable or not within the meaning of the Patents Act 1977 or other applicable legislation in any other country) relating to or capable of being used in the business of the Company.

10.2
If an Invention belongs to the Company, the Executive will act as a trustee for the Company in relation to that Invention and will, at the request and expense of the Company, do everything necessary to vest all right, title and interest in it in the Company or its nominee with full title guarantee and to secure full patent or other appropriate protection anywhere in the world.

10.3	If the Executive creates or is involved in creating any Work during the Employment, the Executive will promptly give the Company full details of it.

“Work” means any discovery, design, database or other work (whether registrable or not and whether a copyright work or not) which is not an Invention and which the Executive creates or is involved in creating:

10.3.1	in connection with his Employment; or

10.3.2	relating to or capable of being used in those aspects of the businesses of the Group Companies in which he is involved.

10.4	The Executive:

10.4.1
assigns to the Company to the extent allowed by law with full title guarantee all his right, title and interest in any current or future Work (whether now existing or brought into being in the future); and

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10.4.2	will act as a trustee for the Company in relation to all such Works;

and will in either case at the request and expense of the Company do everything necessary to vest all right, title and interest in any Work in the Company or its nominees and to defend its rights in those works and to secure appropriate protection anywhere in the world.

10.5
If the Executive generates any Information or is involved in generating any Information during the Employment he will promptly give to the Company full details of it and he acknowledges that such Information belongs to the Company.

“Information” means any idea, method or information, which is not an Invention or Work, generated by the Executive either:

10.5.1	in the course of his Employment; or

10.5.2	outside the course of his Employment but relating to the business, finance or affairs of any Group Company.

10.6	If the Executive becomes aware of any infringement or suspected infringement of any intellectual property right in any Invention, Work or Information he will promptly notify the Company in writing.

10.7
The Executive will not copy disclose or make use of any Invention, Work or Information without the Company’s prior written consent unless the disclosure is necessary for the proper performance of his duties.

10.8
So far as permitted by law the Executive irrevocably waives any rights he may have under Chapter IV (Moral Rights) of Part 1 of the Copyright, Designs and Patents Act 1988 and any foreign corresponding rights in respect of all Works.

10.9
Rights and obligations under clause 10 will continue after the termination of this agreement in respect of all Inventions, Works and Information made or obtained during the Employment and will be binding on the personal representatives of the Executive.

10.10	The Executive agrees that he will not by his acts or omissions do anything which would or might prejudice the rights of the Company under clause 10.

10.11
The Executive will not make copies of any computer files belonging to any Group Company or their service providers and will not introduce any of his own computer files into any computer used by any Group Company in breach of any Group Company policy, unless he has obtained the consent of the Board.

10.12
By entering into this agreement the Executive irrevocably appoints the Company to act on his behalf to execute any document and do anything in his name for the purpose of giving the Company (or its nominee) the full benefit of the provision of clause 10 or the Company’s entitlement under statute. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 10.12, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

11	Termination and Suspension

11.1	The Employment will continue until terminated by either party giving written notice as set out in clause 11.2.

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11.2	Either party may terminate the Employment by giving not less than 12 months’ written notice to the other.

11.3
Notwithstanding the other provisions of this agreement and in particular clause 11.2, the Employment will automatically terminate on the last day of the month in which the Executive reaches the age of 63.

11.4
The Company may at its sole and absolute discretion pay any bonus or pay in lieu of benefits (as referred to in clause 7.1, at the rate in force at the time such payment is made) sums due in lieu of any unexpired period of notice (whether given by the Company or Executive) (less any deductions the Company is required by law to make) which may be by instalments.

11.5
The Company may terminate the Employment with immediate effect by giving 6 months written notice whether or not the Executive’s entitlement to sick pay, contractual or otherwise, has been exhausted if the Executive does not perform the duties of the Employment for a period of 180 consecutive days or 130 working days in any period of 365 days. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the 180 (or 130) day period. In this clause, ‘days’ includes Saturdays, Sundays and public holidays.

11.6	The Company may terminate the Employment with immediate effect by giving written notice if the Executive: –

11.6.1	commits any serious or persistent breach of his obligations under this agreement; or

11.6.2	does not comply with any material terms of this agreement; or does not comply with any reasonable lawful order or direction given to him by the Board; or

11.6.3	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

11.6.4	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

11.6.5	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

11.6.6
becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company; or

11.6.7	commits any breach of contract which would entitle the Company to terminate the Employment and this agreement.

11.7	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 11.6.

11.8	When the Employment terminates the Company may deduct from any money due to the Executive (including remuneration) any amount which he owes to any Group Company.

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11.9
The Company may suspend the Executive from the Employment on full salary at any time, and for any reason for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly) and to conduct any related disciplinary proceedings.

12	Garden Leave

12.1
At any time after notice to terminate the Employment is given by either party under clause 11 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in clauses 12.2 and 12.3 for a maximum period of six months (the “Garden Leave Period”).

12.2
The Executive will not, without prior written consent of the Board, be employed or otherwise engaged in the conduct of any business activity during the Garden Leave Period. Further, the Executive will not, unless requested by the Company:

12.2.1	enter or attend the premises of the Company or any other Group Company; or

12.2.2	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

12.2.3
contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

12.2.4	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

12.3	The Company may require the Executive or the Executive may elect:

12.3.1	to comply with the provisions of clause 15; and

12.3.2
to immediately resign from any directorship which he holds in the Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the Employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this clause 12.3.2.

12.4
During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this agreement. Any unused holiday accrued at the commencement of the Garden Leave Period and any holiday accrued during any such Period will be deemed to be taken by the Executive during the Garden Leave Period.

12.5
At the end of, or at any time during, the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive salary in lieu of the balance of any period of notice given by the Company or the Executive, (less any deductions the Company is required by law to make).

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12.6
All duties of the Employment (whether express or implied), including without limitation the Executive’s duties of fidelity, good faith and exclusive service, shall continue throughout the Garden Leave Period save as expressly varied by this clause.

13	Protection of interests of the Company and the Group

13.1	In this Clause the expressions following bear the meanings ascribed to them respectively below, namely:-

13.1.1	“Confidential Information” means trade secrets and confidential information which are for the time being confidential to the Company or (as the case may be) any other member of the Group;

13.1.2	“Garden Leave Period” has the meaning given in Clause 12.1 hereof;

13.1.3
“Prohibited Area” means England, Scotland and Wales and any geographical area in which the Company or any Relevant Group Company carries on a Restricted Business (as defined below) at the Termination Date;

13.1.4
“Relevant Group Company” means any Group Company (excluding the Company but including any predecessor of a Group Company) in respect of whose business the Executive has been directly concerned pursuant to the provisions of this Agreement at any time during the period of two years prior to the Termination Date;

13.1.5	“Restricted Business” means the transmission, distribution or supply of gas or electricity;

13.1.6	“Restricted Period” means the period of six months commencing with the Termination Date but such period shall be reduced by one day for each day of a Garden Leave Period; and

13.1.7	“Termination Date” means the date on which the Employment terminates irrespective of the cause or manner (except for termination by the Company in breach of this Agreement).

13.2
Since the Executive is likely to obtain in the course of his duties under this Agreement Confidential Information and personal knowledge of and influence over employees of Group Companies the Executive hereby agrees with the Company that in addition to the other terms of this Agreement and without prejudice to other restrictions imposed upon him by law, he will be bound by the following covenants:-

13.2.1
that he will not during the Restricted Period either on his own behalf or for any other person (whether as employee, consultant, adviser, principal, partner, agent, shareholder, director or otherwise) directly or indirectly carry on, or assist with, or be engaged in or concerned with, any Restricted Business which competes with, or is about to compete with, any business carried on at the Termination Date by the Company or any other Relevant Group Company within the Prohibited Area (“NGT Business”) if but only if

(i)
either the Executive has been directly or substantially involved or concerned or had responsibility pursuant to the provisions of this Agreement for such NGT Business at any time during the period of twelve months prior to the Termination Date; or

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(ii)
in the course of the Employment the Executive had access to and acquired knowledge of Confidential Information in relation to such NGT Business at any time during the period of twelve months prior to the Termination Date

PROVIDED THAT this shall not restrict the Executive (including his spouse and children under 18 years of age) from holding or acquiring by way of bona fide investment only investments whether or not listed or quoted representing not more than one per cent. of the issued investments of any class of any one company and shall not restrict any activity the performance of which could not involve the Executive in such competition;

13.2.2
that he will not during the Restricted Period either on his own behalf or for any other person, whether directly or indirectly entice or try to entice away from the Company or any other Group Company any person who was a senior manager, in a senior technical position or a senior sales position in such a company at the Termination Date and who had been in such a position at any time during the six months prior to the Termination Date and with whom he had worked closely at any time during that period; and

13.2.3
that he shall not following the Termination Date represent himself as being in any way currently connected with the business of the Company or that of any Relevant Group Company (except to the extent agreed by such a company).

13.3
The Executive agrees that each of the paragraphs contained in Clause 13.2 above constitute an entirely separate and independent covenant on his part and the validity of one paragraph shall not be affected by the validity or unenforceability of another.

13.4
The Executive agrees that he will at the request and cost of the Company enter into a direct agreement or undertaking with any Relevant Group Company whereby he will accept restrictions and provisions corresponding to the restrictions and provisions above (or such of them as may be reasonable and appropriate in the circumstances) in relation to such activities and such areas and for such a period as such company may reasonably require for the protection of its legitimate interests.

13.5
The Executive agrees that having regard to the facts and matters set out above the restrictive covenants contained in this Clause 13 are necessary for the protection of the business and Confidential Information of the Company and Relevant Group Companies.

13.6
The Executive and the Company agree that while the restrictions imposed in this Clause are considered necessary for the protection of the Company and Relevant Group Companies it is agreed that if any one or more of such restrictions shall either taken by itself or themselves together be adjudged to go beyond what is reasonable in all the circumstances for the protection of the Company’s or any Relevant Group Company’s legitimate interest but would be adjudged reasonable if any particular restriction or restrictions were deleted or if any part or parts of the wording thereof were deleted, restricted or limited in a particular manner then the said restrictions shall apply with such deletions, restrictions or limitations as the case may be.

13.7	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of Clause 13 is received and held on trust by the Company for the relevant Group Company.

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14	Offers on Liquidation

The Executive will have no claim against the Company if the Employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company and the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation and the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

15	Return of Company Property

15.1	At any time during the Employment (at the request of the Company) and in any event when the Employment terminates, the Executive will immediately return to the Company:

15.1.1
all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the Employment and concerning all the Group Companies. The Executive will not retain any copies of any materials or other information; and

15.1.2	all other property belonging or relating to any of the Group Companies.

15.2	If the Executive commences Garden Leave in accordance with clause 12 he may be required to comply with the provisions of clause 15.1.

16	Directorships

16.1
The Executive’s office as a director of the Company or any other Group Company is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association, the Articles of Association will prevail.

16.2	The Executive must resign from any office held in any Group Company if he is asked to do so by the Company.

16.3
If the Executive does not resign as an officer of a Group Company, having been requested to do so in accordance with clause 16.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement, the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 16.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 16.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

16.4	The termination of any directorship or other office held by the Executive will not terminate the Executive’s employment or amount to a breach of terms of this agreement by the Company.

16.5	During the Employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any Group Company.

16.6	The Executive must not resign his office as a director of any Group Company without the agreement of the Company.

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17	Notices

17.1
Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

17.2
Except for notices given by hand, notices given by post will be deemed to have been given on the next working day after the day of posting and notices given by fax will be deemed to have been given in the ordinary course of transmission.

18	Statutory Particulars

18.1
The written particulars of employment which the Executive is entitled to receive under the provisions of Part I of the Employment Rights Act 1996 are set out below, insofar as they are not set out elsewhere in this agreement.

18.1.1	The Executive’s period of continuous employment began on 8th February 1993 but your pensionable service began on 26th September 1983.

18.1.2	There is a contracting-out certificate in force in relation to the Executive’s Employment.

18.1.3
The Company’s disciplinary rules and disciplinary and grievance procedures as set out in the Employee Rules from time to time are applicable to the Executive. The disciplinary rules are contractual. The disciplinary and grievance procedures are non-contractual. A copy of the Employee Rules may be obtained from Group Human Resources.

18.1.4	The Company’s normal hours of work are 9am to 5pm Monday to Friday.

18.1.5	There are no terms and conditions relating to collective agreements or to the requirement to work outside the United Kingdom.

19	Data Protection Act 1998

19.1
For the purposes of the Data Protection Act 1998 (the “Act”) the Executive gives his consent to the holding, processing and disclosure of personal data (including sensitive data within the meaning of the Act) provided by the Executive to the Company for all purposes relating to the performance of this agreement including, but not limited to:

19.1.1	administering and maintaining personnel records;

19.1.2	paying and reviewing salary and other remuneration and benefits;

19.1.3	providing and administering benefits (including if relevant, pension, life assurance, permanent health insurance and medical insurance);

19.1.4	undertaking performance appraisals and reviews;

19.1.5	maintaining sickness and other absence records;

19.1.6	taking decisions as to the Executive’s fitness for work;

19.1.7
providing references and information to future employers, and if necessary, governmental and quasi-governmental bodies for social security and other purposes, the Inland Revenue and the Contributions Agency;

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19.1.8	providing information to future purchasers of the Company or of the business in which the Executive works; and

19.1.9	transferring information concerning the Executive to a country or territory outside the EEA.

19.2
The Executive acknowledges that during his Employment he will have access to and process, or authorise the processing of, personal data and sensitive personal data relating to employees, customers and other individuals held and controlled by the Company. The Executive agrees to comply with the terms of the Act in relation to such data and to abide by the Company’s data protection policy issued from time to time.

20	Contracts (Rights of Third Parties) Act 1999

20.1
To the extent permitted by law, no person other than the parties to this agreement and the Group Companies shall have the right to enforce any term of this agreement under the Contracts (Rights of Third Parties) Act 1999. For the avoidance of doubt, save as expressly provided in this clause the application of the Contracts (Rights of Third Parties) Act 1999 is specifically excluded from this agreement, although this does not affect any other right or remedy of any third party which exists or is available other than under this Act.

21	Miscellaneous

21.1	This agreement may only be modified by the written agreement of the parties.

21.2	The Executive cannot assign this agreement to anyone else.

21.3
References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement are references to the versions or forms of the relevant documents as amended or updated from time to time.

21.4
This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt with in it. It contains the whole agreement between the parties relating to the Employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it. The Executive agrees and acknowledges that his only rights and remedies in relation to any representation, warranty or undertaking made or given in connection with this agreement (unless such representation, warranty or undertaking was made fraudulently) will be for breach of the terms of this agreement, to the exclusion of all other rights and remedies (including those in tort or arising under statute).

21.5	Neither party’s rights or powers under this agreement will be affected if:

21.5.1	one party delays in enforcing any provision of this agreement; or

21.5.2	one party grants time to the other party.

21.6	The Interpretation Act 1978 shall apply to this agreement in the same way as it applies to an enactment.

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21.7	References to any statutory provisions include any modifications or re-enactments of those provisions.

21.8	Headings will be ignored in construing this agreement.

21.9
If either party agrees to waives his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party’s agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

21.10
This agreement is governed by and will be interpreted in accordance with the laws of England and Wales. Each of the parties submits to the exclusive jurisdiction of the English Courts as regards any claim or matter arising under this agreement.

EXECUTED as a DEED on behalf of NATIONAL GRID TRANSCO PLC	........................................................ Director

........................................................ Company Secretary/Director
EXECUTED as a DEED by Nicholas Winser in the presence of:	}

Witness’s signature

Name
Address

Occupation